As filed with the Securities and Exchange Commission on March 24, 2005

                                                     Registration No. 333-121314
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -------------------
                                 Amendment No. 1
                                       to
                                    FORM F-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                               -------------------
                                ECI TELECOM LTD.
             (Exact name of Registrant as specified in its charter)

                Israel                                 Not Applicable
    (State or other jurisdiction of                   (I.R.S. Employer
     incorporation or organization)                  Identification No.)

                               -------------------
                                ECI Telecom Ltd.
                                30 Hasivim Street
                            Petah Tikva 49133, Israel
                                (+972) 3-926-6555
   (Address and Telephone Number of Registrant's principal executive offices)
                               -------------------

                                ECI Telecom Inc.
                          1201 West Cypress Creek Road
                         Fort Lauderdale, Florida 33309
                                 (954) 772-3070
            (Name, address and telephone number of agent for service)
                               -------------------

                                   Copies to:

        Richard H. Gilden, Esq.                   Yehuda M. Levy, Adv.
        Ernest S. Wechsler, Esq.                   Adam M. Klein, Adv.
  Kramer Levin Naftalis & Frankel LLP          Goldfarb, Levy, Eran & Co.
            919 Third Avenue                       Europe-Israel Tower
        New York, New York 10022                    2 Weizmann Street
          Tel: (212) 715-9100                    Tel Aviv 64239, Israel
          Fax: (212) 715-8000                    Tel: (+972) 3-608-9999
                                                 Fax: (+972) 3-608-9909

      Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

                               -------------------

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ________

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ________

      If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SHARES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SHARES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SHARES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MARCH 24, 2005

PROSPECTUS

                                ECI TELECOM LTD.

                                   30,000,000
                                 Ordinary Shares

                                _________________

      We may offer the ordinary shares described in this prospectus from time to time in amounts, at prices and on terms to be determined at or prior to the time of the offering. We will provide you with specific terms of the applicable offering of ordinary shares in one or more supplements to this prospectus.

      We urge you to read this prospectus and any accompanying prospectus supplement carefully before you make your investment decision. This prospectus may not be used to make sales of ordinary shares unless it is accompanied by a prospectus supplement describing the method and terms of the offering of those shares. We may sell the ordinary shares directly or we may distribute them through underwriters or dealers. In addition, the underwriters may overallot a portion of the shares.

      Our ordinary shares are quoted on the Nasdaq National Market under the symbol "ECIL." The last reported sale price of our ordinary shares on the Nasdaq National Market on March 23, 2005 was $7.17 per share.

      Investing in our ordinary shares involves a high degree of risk. See "Risk Factors" beginning on page 7 of this prospectus.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                _________________

                      The date of this prospectus is , 2005

                                TABLE OF CONTENTS

                                                                           Page

ABOUT THIS PROSPECTUS                                                        3
ECI TELECOM LTD.                                                             4
RISK FACTORS                                                                 7
FORWARD-LOOKING STATEMENTS                                                  19
CAPITALIZATION AND INDEBTEDNESS                                             21
REASONS FOR THE OFFER AND USE OF PROCEEDS                                   21
OFFER STATISTICS, EXPECTED TIMETABLE AND PLAN OF DISTRIBUTION               21
VALIDITY OF SHARES                                                          23
EXPERTS                                                                     23
ENFORCEABILITY OF CIVIL LIABILITIES                                         24
WHERE YOU CAN FIND MORE INFORMATION                                         25
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE                             25


      You should rely only on the information contained or incorporated by reference in this prospectus or any accompanying prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and any underwriter or agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                              ABOUT THIS PROSPECTUS

      This document is called a prospectus and is part of a registration statement that ECI Telecom Ltd. filed with the Securities and Exchange Commission, or the SEC, using a "shelf" registration, or continuous offering, process. Under this shelf process, we may sell, from time to time, the shares described in this prospectus in one or more offerings, which amount includes over-allotment options.

      This prospectus provides you with a general description of the terms on which we may offer ordinary shares. Each time we make an offering, we will provide a prospectus supplement containing specific information about the terms of the offering. That prospectus supplement may include a discussion of any risk factors or other special considerations applicable to that offering. The prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the headings "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference."

      The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the shares offered under this prospectus. The registration statement, including the exhibits, can be read at the SEC website or at the SEC offices mentioned under the heading "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference."

      You should rely only on the information incorporated by reference or provided in this prospectus and the accompanying prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer or soliciting a purchase of these shares in any jurisdiction in which the offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make the offer or solicitation. You should not assume that the information in this prospectus or the accompanying prospectus supplement is accurate as of any date other than the date on the front of the document.

      The prospectus incorporates business and financial information about us that is not included or delivered with this document. You may request and obtain this information free of charge by writing to us at ECI Telecom Ltd., 30 Hasivim Street, Petah Tikva 49133, Israel, or by telephoning us at (+972) 3-926-6555.

      Unless the context otherwise requires, all references in this prospectus to "ECI," "we," "our," "our company, "us" and the "Company" refer to ECI Telecom Ltd. and its consolidated subsidiaries.

      All references in this prospectus to "ordinary shares" refer to our ordinary shares, par value 0.12 NIS per share.

      All references in this prospectus to "dollars" or "$" are to United States dollars.

      All references in this prospectus to "shekels" or "NIS" are to New Israeli Shekels.

                                ECI TELECOM LTD.

      Our legal and commercial name is ECI Telecom Ltd., and we were incorporated and registered in the State of Israel on April 27, 1961. We are a public limited liability company and operate under the provisions of Israel's Companies Law 5759-1999. Our registered office and principal place of business is located at 30 Hasivim Street, Petah Tikva 49133, Israel, and our telephone number in Israel is (+972) 3-926-6555. Our agent for service in the United States is ECI Telecom Inc., located at 1201 West Cypress Creek Road, Fort Lauderdale, Florida 33309. Our World Wide Web address is www.ecitele.com. The information contained on the web site is not a part of this prospectus.

      We provide network and access solutions for digital telecommunications networks. We design, develop, manufacture, market and support digital telecommunications solutions for evolving services, including voice, data, video and multimedia, and converging networks. Our products and platforms are designed to create and manage bandwidth, maximize revenues for network operators, reduce operating expenses, expand capacity, improve performance and enable new revenue-producing services.

      We operate primarily through two divisions:

      o Our Broadband Access Division develops, manufactures, markets and sells innovative access products that enable telecommunications service providers to mass deploy broadband networks and offer a variety of new advanced services. This division's primary product is Hi-FOCuS(R), a Multi-Service Access Gateway solution based on a variety of transmission technologies and networking protocols. Facilitating the demand for bandwidth and advanced services, Hi-FOCuS(R) supports interactive TV, over digital subscriber lines, or DSL; games over DSL; video broadcast; video on demand and teleworking (including remote local area network access and video conferencing); small office/home office, or SOHO, applications; transmission of digital video over copper lines; and voice over DSL, among other residential subscriber applications. The Broadband Access Division's customers are principally local exchange carriers and large operators and include Deutsche Telekom AG and France Telecom.

      o Our Optical Networks Division provides telecommunications service providers with metropolitan and regional intelligent and flexible multi-service optical transmission solutions. Its products enable end-to-end transport of voice and data circuits from the user's premises to high-capacity optical backbones, support the process of streamlining the use of optical networks and allow telecommunications service providers to offer additional services with greater efficiency. Its primary family of products is XDM(R), a multi-service provisioning platform. XDM(R) integrates, within a single shelf, the functions of dense wavelength division multiplexing, a method of multiplexing signals by transmitting them at different wavelengths through the same optic fiber, intelligent optical networking multiplexer, broadband, narrowband, wideband and digital cross connects, IP L2 switching and asynchronous transport mode, switching as well as streaming support and synchronous digital hierarchy, add-drop multiplexers. This all-in-one optical platform facilitates significant savings in network deployment costs.

      In addition, we operate in the areas of next generation telephony solutions via our interests in Veraz Networks Inc. Veraz, a private company in which we hold a 43% interest, designs, markets and sells carrier-class packet telephony solutions. These solutions help telecommunications service providers to establish the carrier-class new voice infrastructure necessary to provide toll quality, large scale, international and national, IP telephony services, including voice, fax and voice band data traffic. Our holding in Veraz enables us to maintain a foothold in an important strategic market, while at the same time focusing internal resources on our core businesses. In addition to its packet telephony products, Veraz also operates in the DCME (Digital Circuit Multiplexing Equipment) market of bandwidth optimization solutions, with more than 11,000 traffic compression systems (DTXTM-600 and DTX-360) installed in 140 countries. DCME systems simultaneously compress toll quality voice, fax, voice band data, native data, and signaling. The system improves transmission media efficiency and helps achieve maximum bandwidth utilization and guaranteed quality of service provision of traffic payloads.

      We also have an interest in ECtel Ltd. (Nasdaq: ECTX). ECtel is a developer and global provider of revenue assurance solutions for circuit-switched and packet-switched wireline and wireless networks. On May 10, 2004, we distributed 7.6 million of our shares in ECtel Ltd. to our shareholders. Prior to the distribution, we held approximately 10.5 million, or 57.9%, of ECtel's shares. We now hold approximately 16.0% of ECtel's outstanding shares and we no longer consolidate ECtel's results in our financial statements. The activities of ECtel for prior periods are treated as discontinued operations in our financial statements. ECtel's revenue assurance solutions equip telecommunications service providers with comprehensive data gathering and analysis capabilities to improve their operational efficiency and profitability by detecting and preventing fraud, monitoring the quality of service over their networks and supporting billing assurance/mediation functions or interconnection arrangements. ECtel experienced a sharp decline in revenues in 2003 and, in order to focus on its telecom business, sold its government surveillance business to Verint Systems Inc. (Nasdaq: VRNT) for $35.0 million in cash on March 31, 2004. In February 2004, ECtel appointed a new Chief Executive Officer, who has implemented a recovery plan intended to return the company to growth and profitability.

      We also have certain other operations (in particular, the NGTS Manufacturing Unit whose primary focus is on the manufacturing of DCME systems for sale to Veraz) and minority interests in several small companies and venture capital funds.

Major Business Developments since January 1, 2003

      In April 2003, we completed the sale to Alvarion Ltd. of the operations of InnoWave ECI Wireless Systems Ltd., or InnoWave. InnoWave provided fixed wireless access solutions for the local subscriber loop. Accordingly InnoWave's activities have been reclassified as discontinued operations.

      In December 2003, we entered into a strategic agreement with Nortel Networks to deliver broadband access networking solutions intended to address the increasing global demand for multimedia and triple play services (voice, video and data). This agreement provides a framework for the two companies to engage cooperatively in sales and marketing activities that will leverage Nortel Networks global telecommunications experience with our industry-leading broadband access products and market presence.

      In March 2004, ECtel Ltd., then a majority-owned subsidiary of ECI, completed the sale of its government surveillance business to Verint Systems, Inc. for approximately $35 million in cash, pursuant to a definitive agreement announced in February 2004, under which ECtel undertook certain commitments to Verint.

      On May 10, 2004, we distributed 7.6 million of our shares in ECtel Ltd. to our shareholders. Prior to the distribution, we held approximately 10.5 million, or 57.9%, of ECtel's shares. We now hold approximately 16.0% of ECtel's outstanding shares and no longer consolidate ECtel's results in our financial statements.

      On December 23, 2004, we entered into an agreement with Global Village Telecom Ltda., or "GVT", to reschedule GVT's long-term credit obligation to ECI and other vendors. The credit amounted to $163 million, including unpaid interest, but was carried on our books at approximately $85 million as a result of bad debt provisions. Under this agreement, we agreed to replace the long-term credit that we had originally granted to GVT with notes, which are scheduled to be paid from 2005 to 2013. We also received a payment of $5 million from GVT's parent company. In February 2005, we signed a preliminary agreement for the sale of these notes to ABN Amro Bank N.V., for the sum of $96.2 million in cash, plus potentially a further amount of approximately $3.3 million based upon the occurrence of certain contingencies. The sale is subject to certain conditions and corporate approvals, including that of ECI's shareholders, and is anticipated to close in April 2005.

                                  RISK FACTORS

      You should carefully consider the risks described below and all the information contained or incorporated by reference into this prospectus before making an investment decision regarding our shares. The risks described below are not the only risks facing our company. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our ordinary shares could decline due to any of these risks.

Risks Relating to Our Business and Our Industry

The general deterioration of the global economy and the slowdown in expenditures by telecommunications service providers in the period 2000-2003 had a material adverse effect on our results of operations, and those adverse effects still persist.

      The general deterioration of the economy worldwide and economic uncertainty in the telecommunications market resulted in a curtailment of capital investment in new equipment and applications by telecommunications carriers and service providers beginning in late 2000. The general political situation worldwide, and the threat of acts of terrorism, caused a further decline in the global economy. As a result, many companies, including current and potential customers of ours, postponed or decreased further capital investment. Although the market has begun to recover and has shown early growth signs, there is still a measure of uncertainty in the market, particularly in North America. Should a decline in capital expenditures resume, it could reduce our sales further, could increase the need for inventory write-offs and could result in additional downward pressure on the price of our products, all of which could have a material adverse effect on our results of operations.

A slowdown of trends in the telecommunications industry toward privatization and deregulation has had, and may continue to have, a material adverse effect on our results of operations.

      The trends in the telecommunications industry toward privatization and deregulation during the past decade contributed to the overall growth in spending for telecommunications equipment during that period. Commencing in 2001, the telecommunications industry experienced a significant slowdown in these trends. Our business, financial condition and results of operations were adversely affected by this slowdown, and could be further harmed if the trend toward privatization and deregulation were reversed or there is a further material slowdown in this trend.

We may make acquisitions or pursue mergers that could disrupt our business and harm our financial condition.

      As part of our business strategy, we may invest in or acquire other businesses, technologies or assets, enter into joint ventures or enter into other strategic relationships with third parties. We may issue additional shares, incur debt, assume liabilities, write off or incur amortization expenses related to intangible assets or incur large and immediate write-offs in connection with future acquisitions. In addition, our future acquisitions may result in impairment of assets. For example, in the first quarter of 2001 we wrote off significant portions of the acquisitions of WavePacer and WinNet Metropolitan Communications Systems, Inc. as impairments of assets. In addition, our operation of any acquired or merged businesses, technologies or assets could involve numerous risks, including:

      o problems combining any purchased operations with our own operations or two operations into a new merged entity;

      o     diversion of management's attention from our core business;

      o     adverse effects on existing business relationships;

      o substantial expenditures, which could divert funds from other corporate uses;

      o     entering markets in which we have no or limited prior experience;
            and

      o the loss of key employees, particularly those of the purchased organization.


      We cannot be certain that any future acquisition or merger will be successful. If the operation of the business of any future acquisitions or mergers disrupts our operations, our business may suffer. In addition, even if we successfully integrate the acquired business with our own, we may not receive the intended benefits of the acquisition.

The market for telecommunications networking equipment is subject to rapid technological change. If we fail to predict accurately and respond to market developments or demands, we will be unable to compete successfully.

      The market for telecommunications networking equipment is characterized by rapid technological change, frequent new product introductions and enhancements, changes in customer requirements and evolving industry standards. Our future performance depends on our successful development and introduction and the market acceptance, of new and enhanced products that address customer requirements in a cost-effective manner. In addition, the amount we can afford to spend on development is more limited than most of our principal competitors, many of which are larger than us and have greater resources. We may be unsuccessful in completing the development or introduction of these new products or product enhancements on a timely basis or at all, or we may develop products that have errors or defects. The failure of these enhancements or new products to operate as expected could delay or prevent future sales. Developments in telecommunications networking equipment could also result in a significant reduction in the demand for our products. Alternative technologies and customer requirements could displace the technologies, protocols and service requirements on which our product lines are based. Our technological approach may not achieve broad market acceptance, and other technologies or devices may supplant our approach. If our technology is displaced by alternative technologies, our business and financial condition could be materially adversely affected.

The market for our products is very competitive. We may lose market share, and our results may suffer if we cannot compete effectively.

      The telecommunications market is very competitive, and competition may increase in the future. Competition may come from large existing vendors, which have greater management, financial, technical, manufacturing, marketing, sales, distribution and other resources than those currently available to us, or from small or single product vendors or new market entrants, particularly those from China. Our current competitors include Alcatel, Ciena, Huawei, Lucent, Marconi, Nortel, Siemens and Tellabs, all of which are larger than us and may have greater name recognition, larger customer bases and/or greater financial and other resources. Increased competition could have a material adverse effect on our business, financial condition and operating results through pricing pressure, loss of market share and other factors.

Significant continued price erosion in the market for some of our products may lower our gross margin, which could have a material adverse effect on our results of operations.

      Increased competition and weak market conditions have in recent years caused significant price erosion in the market for some of our products, resulting in decreased gross margins. We expect this erosion to continue, which could further reduce the gross margins of certain of our product lines. This, in turn, would have a material adverse effect on the results of our operations.

Our Broadband Access Division depends on a few large customers, and the loss of one or more of these customers or a significant decrease in revenue from any of these customers could have a disproportionate impact on our revenue and net income.

      Historically, a substantial portion of the revenue of our Broadband Access Division has come from large purchases by a small number of customers. The division's two major customers in the fiscal years ended 2002, 2003 and 2004 were Deutsche Telekom AG and France Telecom, which together accounted for approximately 76%, 58% and 58% of its revenues, respectively in those periods. We expect this division to continue to depend on sales to a small number of customers. However, it does not generally have long-term commitments from any of its top customers to purchase specific quantities of products. If this division loses one or more large customers and fails to add new customers, our results of operations could be adversely affected.

Our products could contain defects, which would reduce sales of those products or result in claims against us.

      We develop complex and evolving products. Despite testing by us and our customers, errors may be found in existing or new products. The risk is higher with products that are still, to some extent, in the development stage, where full testing or certification is not yet completed. This could result in, among other things, a delay in recognition or loss of revenues, loss of market share or failure to achieve market acceptance. We could also be subject to material claims by customers. If any of our products are found defective or if any product liability claims, regardless of their merits, are brought against us, we could face substantial costs and our reputation and the demand for our products could be adversely affected.

Currency exchange rate fluctuations could have a material adverse effect on our results of operations.

      A substantial proportion of our international sales are denominated in dollars. Accordingly, devaluation in the local currencies of our customers relative to the dollar could cause customers to decrease or cancel orders or default on payment, which could harm our results of operations. A portion of our international sales are denominated in currencies other than dollars, such as the Euro, thereby exposing us to gains and losses on non-U.S. currency transactions. We limit this currency exposure by entering into hedging transactions. However, hedging transactions may not prevent exchange-related losses. Therefore, our business may be harmed by exchange rate fluctuations.

We have entered into a strategic relationship with Nortel Networks, a worldwide supplier of telecommunications equipment. We may expend significant time and effort and incur significant expenses in this relationship without receiving any material benefits.

      In December 2003, we entered into a strategic agreement with Nortel Networks under which both we and Nortel engage in cooperative sales and marketing activities in various broadband access markets. We may, however, expend significant time and effort and incur significant expenses in this relationship, may cease other sales and marketing activities in some of these markets, and may subsequently experience greater difficulty in entering such markets, without receiving any substantial return. As a result, our business and results of operations could be adversely affected.

Our new enterprise resource planning systems may not be successful and may adversely impact our results of operations.

      We are in the process of implementing new ERP (enterprise resource planning) systems throughout our company. In the first phase, begun in July 2004, we went live with significant parts of the system, including CRM (order management and shipping) and financial reporting. A second phase, currently being implemented, includes operations and inventory. We cannot assure you that the remaining implementation will be successful, that it will not disrupt our operations or that it will not, at least initially, divert management attention or other company resources and, accordingly, adversely affect our results of operations.

We have experienced and may continue to experience fluctuations in our quarterly and annual results of operations, which has resulted and may continue to result in continued volatility in our results of operations.

      We have experienced and may continue to experience significant fluctuations in our quarterly and annual results of operations. Factors that have contributed to and may in the future contribute to such fluctuations in our results of operations include:

      o     currency exchange rates;

      o     the capital spending patterns of our customers;

      o the size and timing of orders, including order deferrals, and subsequent shipments;

      o     market acceptance of new products;

      o the timing of our product introductions or enhancements or those of our competitors or providers of complementary products;

      o     delays in obtaining the supply of components;

      o     write-offs due to inventory obsolescence;

      o the timing of approval of Israeli government research and development grants; and

      o     one-time charges.

      Accordingly, the results of past periods should not be relied upon as an indication of our future performance. Our operating results have from time to time been, and may in some future periods be, below expectations of public market analysts or investors. This has resulted, and may in the future result, in a fall in the price of our shares.

We do business with companies (some of which are partially government-owned) located in countries around the world, which subjects us to additional risks. If these risks materialize, our business will be materially adversely affected.

      Because of the global nature of our business, we are exposed to the risk of economic or political instability in countries where our customers are located. Economic instability in one country has in the past spread to other countries in the same region. Risks from our international operations include:

      o     longer sales and payment cycles;

      o     greater difficulties in collecting accounts receivable;

      o the standardization of, and certification requirements for, national telecommunications equipment and changes in regulatory requirements, with which our products may not comply;

      o difficulties in staffing and managing overseas subsidiaries and foreign operations;

      o     potentially adverse tax consequences;

      o     currency fluctuations;

      o     laws and business practices favoring local competitors;

      o the impact of military or civil conflicts, epidemics and other occurrences likely to adversely affect local economies;

      o the imposition by governments of controls that would prevent or restrict the transfer to us of funds;

      o     compliance with a wide variety of complex foreign laws and treaties;
            and

      o     variance and unexpected changes in local laws and regulations.

      If we fail to overcome the challenges we encounter in our international operations, our business will be materially adversely affected.

Our proprietary technology is difficult to protect, and the unauthorized use of our proprietary technology by a third party may impair our ability to compete effectively.

      We rely on a combination of patent, copyright, trademark and trade secret laws, non-disclosure and other contractual agreements and technical measures to protect our intellectual property rights. We cannot assure you that any patents that we hold will not be challenged by third parties or that any of these other measures will protect our intellectual property. Additionally, our products may be sold in foreign countries that provide less protection of intellectual property than that afforded by U.S. and Israeli laws. Moreover, competitors or potential competitors may attempt to copy or reverse engineer aspects of our product lines or to obtain and use information that we regard as proprietary. If we are unable to maintain the security of our proprietary technology, it could have a material adverse effect on our business.

We may be subject to claims that our products infringe upon the proprietary rights of others, which may in turn harm our ability to sell and develop our products or cause us to incur additional costs in licensing fees.

      If other parties claim that our products infringe upon their intellectual property rights, we would be forced to defend ourselves or our customers, manufacturers or suppliers against those claims. Third-party claims may also require us to enter into license arrangements. If we cannot successfully defend these claims or obtain any necessary licenses on commercially reasonable terms or at all, we may be forced to stop selling some of our products. Many participants in the telecommunications industry have an increasing number of patents and patent applications and have frequently demonstrated a readiness to pursue litigation based on allegations of patent or other intellectual property infringement. We could incur substantial costs to defend those claims. A successful claim of infringement against us or our failure or inability to develop non-infringing technology or license the infringed technology, on acceptable terms and on a timely basis, if at all, could harm our business, results of operations and financial condition.

We and some of our subsidiaries have not received final tax assessments for several years and may be subject to additional and unexpected tax demands, which may adversely affect our results of operations.

      We have not received a final assessment for tax in Israel since fiscal 1999. In addition, many of our tax returns in the countries in which we operate or have operated are not final and may be subject to tax audits and assessments by the applicable tax authorities. We cannot assure you that we will not be subject to future tax audits or assessments for tax (including value added tax), customs duties and other levies by applicable authorities. In such event, we may be required to pay additional amounts, as a result of which our future results may be adversely affected.

We depend upon a limited number of suppliers or subcontractors, and in some cases there is only a single source for the supply or assembly of some of our key components. Our revenues and income may be significantly harmed if any of these suppliers or subcontractors are unable to or refuse to continue to supply or assemble these components or if they fail to meet our production requirements on a timely basis.

      Several key components required to build some of our products are manufactured or assembled by a limited number of suppliers or subcontractors, and in certain cases, there is only a single source. We cannot assure you of the continued availability of these key components or of our ability to accurately forecast our component requirements sufficiently in advance. If we experience an increase in demand for our products, our suppliers may be unable to provide us with the components we need in order to meet that increased demand. Any interruption in the availability of these components would cause delays in the manufacturing and shipping of our products. The delays and the costs associated with developing alternative sources of supply or assembly could have a material adverse effect on our business, financial condition and results of operations.

A substantial debt is owed to us by one of our customers. Although we have recently signed a preliminary agreement to sell such debt, the sale is subject to certain conditions. If these conditions are not met, and the transaction fails to close, our results of operations may be materially adversely affected if the customer is unable to pay us.

      Starting October 2000, one of our then operations, InnoWave, sold fixed wireless access systems and services to Global Village Telecom Ltda., or "GVT", a Brazilian company. In connection with those sales, we granted GVT long-term credit in conjunction with credit granted by other equipment vendors. Although we have since sold the operations of InnoWave, the GVT debt, in an amount of $163 million, including unpaid interest, remained due to us following the sale. The GVT balance in our books, as of immediately prior to the closing of the rescheduling agreements referred to below and after taking into account provisions made for doubtful debts, was approximately $85 million under long term accounts receivable (representing approximately 88% of such accounts receivables), plus a further sum of approximately $5 million, due from GVT's parent company, which latter sum was repaid to us in December 2004 in connection with the rescheduling agreements discussed below.

      Commencing December 2002, GVT defaulted in its interest payments to us, having paid to us no part of the principal owing. Following extensive negotiations among ECI, the other equipment vendors, GVT, its parent company and certain of its shareholders, the parties entered into agreements, which closed on December 23, 2004, to reschedule GVT's debt repayment to ECI and the other vendors. The original extension of credit was replaced by Notes scheduled to be paid from 2005 through 2013. Under the terms of these agreements, the balance of the debts due to ECI (including interest to the date of closing) was set at $163 million, although the GVT balance in our books remained at approximately $85 million.

      We recently entered into a preliminary agreement for the sale of the Notes for the sum of $96.2 million in cash plus a further potential amount of approximately $3.3 million, based upon the occurrence of certain contingencies. The sale is subject to a number of conditions, including our shareholders' approval.

      If our shareholders fail to approve the proposed sale, or the other conditions to which the sale is subject fail to be satisfied, the transaction will not close. Our results of operations may then be adversely affected if GVT defaults in paying us all, or a significant part of, this debt, or if we revise our estimates of GVT's ability to repay such debt. Affiliates of one of our major shareholders hold an interest of approximately 27.2% (on a fully diluted basis) in GVT's parent company.

We may not be able meet demand if there is a sudden increase in customer demand for our products, which could result in lost sales.

      If we experience a sudden increase in customer demand for our products, our manufacturing constraints and the difficulty in obtaining sufficient components for our products as a result of such increased demand may prevent us from making timely delivery of our products to our customers or may impede a potential sale. Such delays or lost sales could have a material adverse effect on our business, financial condition and results of operations.

The operations and results of operations of affiliated companies may have a material adverse effect on our results of operations.

      We have no control over the operations and results of operations of our affiliated company, Veraz Networks Ltd., and other companies in which we may, from time to time, have a minority interest. The results of certain of such companies (if treated on an equity basis) will be reflected in our financial statements and could have a material adverse effect on our results of operations.

One of our shareholders can significantly influence matters requiring shareholders' approval.

      Koor Industries Ltd., or "Koor", controls over 30% of our ordinary shares and has a shareholders agreement with Clal Electronics Industries Ltd., which owns nearly 14% of our ordinary shares, relating to, among other things, the election of directors. Accordingly, Koor has significant influence over all matters requiring shareholder approval, including the election and removal of the majority of our directors and the approval of significant corporate transactions. This concentration of ownership could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price. In addition, the market price of our shares may be adversely affected by events relating to Koor that are unrelated to us.

Some members of our board of directors may have conflicts of interest with us, and some of these conflicts may be resolved in a manner that is adverse to us.

      Four of the members of our board of directors are directors and/or executive officers of, or are otherwise affiliated with, a major shareholder of ours or a group holding a substantial proportion of our shares, including both the chairman of our board and the chairman of the executive committee of our board. These individuals may have conflicts of interest with respect to business opportunities and similar matters that may arise in the ordinary course of business.

We incurred substantial net losses in 2000 through 2003, and we may incur losses again in the future.

      Although we had net income of approximately $10 million in 2004, we incurred net losses in the fiscal years ended 2000 through 2003 of approximately $91 million, $412 million, $162 million and $71 million, respectively (of which approximately $16 million, $56 million, $67 million and $26 million, respectively, were in respect of discontinued operations, including ECtel). We cannot assure you that we will not incur losses in the future, which could materially adversely affect our business and financial condition, as well as the market price of our shares.

Risks Relating to Our Location in Israel

Conditions in Israel may limit our ability to develop, produce and sell our products. This could decrease our revenues.

      Our corporate headquarters and principal offices and our research and development, engineering and most of our manufacturing operations, and those of many of our subcontractors and suppliers, are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a state of hostility, varying in degree and intensity, has existed between Israel and its various Arab neighbors and has led to security and economic problems for Israel. Since October 2000, Israel has been subjected to numerous terrorist attacks and acts of violence initiated by various Palestinian organizations. These actions, together with Israel's military action in response to these attacks and attempts to prevent further attacks, have led to a crisis in the entire peace process, have adversely affected the Israeli economy and have strained Israel's relationship with the Palestinian Arabs, its own Arab citizens, Arab countries and, to some extent, with other countries around the world. Any armed conflicts or political instability in the Middle East region could negatively affect local business conditions and could harm our results of operations. Furthermore, several countries restrict doing business with Israel and Israeli companies. These restrictive laws and policies may harm our operating results, financial condition or the expansion of our business.

      Our operating results and financial condition could also be adverse impacted by industrial action in Israel. For example, a strike or work stoppage affecting Israel's ports could severely impede our ability to export our products to the majority of our customers, who are outside Israel.

Because a substantial amount of our revenues is generated in dollars and Euros, while a significant portion of our expenses is incurred in Israeli currency, our results of operations may be seriously harmed by inflation in Israel and currency exchange rate fluctuations.

      A substantial amount of our revenues is generated in dollars and Euros, while a portion of our expenses, principally salaries and related personnel expenses, are paid in shekels. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the shekels in relation to the dollar or the Euro or that the timing of this devaluation will lag behind inflation in Israel.

This will be particularly significant in the event of inflation in salaries, although, currently, our employees' salaries are not generally linked to the Israel Consumer Price Index. Because inflation has the effect of increasing the dollar and Euro costs of our operations, it would therefore have an adverse effect on our dollar-measured results of operations. Although we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar or the Euro against the shekels, these measures may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

The government grants we have received for research and development expenditures may be reduced further or eliminated due to government budget cuts, and these grants limit or prohibit our ability to manufacture products and transfer know-how outside of Israel and require us to satisfy specified conditions.

      We currently receive grants from the government of Israel through the Office of the Chief Scientist of Israel's Ministry of Industry, Trade and Labor for the financing of a significant portion of our research and development expenditures in Israel. The Israeli government has reduced the benefits available under this program in recent years and has indicated that it may reduce or eliminate these benefits in the future. If we are unable to receive future grants from the Office of the Chief Scientist on substantially the same terms as we currently receive these grants, our business and financial condition could be materially adversely affected.

      When know-how or products are developed using Chief Scientist grants, the terms of these grants prohibit us from manufacturing products based on this know-how outside of Israel without the prior approval of the Office of the Chief Scientist. Any approval, if given, will generally be subject to additional financial obligations. In addition, we are prohibited from transferring to third parties in Israel the technology developed with these grants without the prior approval of the Office of the Chief Scientist and we are prohibited from transferring such technology to third parties outside Israel. If we fail to comply with the conditions imposed by the Office of the Chief Scientist, including the payment of royalties with respect to grants received, we may be required to refund any payments previously received, together with interest and penalties. The difficulties in obtaining the approval of the Office of the Chief Scientist for the transfer of manufacturing rights out of Israel could have a material adverse effect on strategic alliances or other transactions that we may enter into in the future that provide for such a transfer. Any non-Israeli who becomes a holder of 5% or more of our outstanding ordinary shares will be required to notify the Office of the Chief Scientist and to undertake to observe the law governing the grant programs of the Office of the Chief Scientist.

The tax benefits we receive in respect of our approved enterprise programs require us to meet several conditions and may be terminated or reduced in the future, which may result in our being required to pay increased taxes.

      The Investment Center of the Ministry of Industry, Trade and Labor has granted approved enterprise status to some investment programs at our manufacturing facilities. When we generate net income from approved enterprise programs, the portion of our income derived from these programs is exempt from tax for a period of between two years and ten years depending on location. In instances where the exemption is for two years, the income is subject to reduced tax for an additional five to eight years thereafter, depending on the percentage of our share capital held by non-Israelis. The benefits available to an approved enterprise program depend upon the fulfillment of conditions stipulated under applicable law and in the certificate of approval. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future. The amount by which our taxes would increase depends on the difference between the then-applicable tax rate for non-approved enterprises and the rate of tax, if any, that we would otherwise pay as an approved enterprise, and the amount of any taxable income that we may earn in the future. The applicable law regarding approved enterprise programs will expire on March 31, 2005 unless its terms are extended, and it is currently anticipated that the law will be extended until June 30, 2005. Accordingly, requests for new programs or expansions that are not approved before the expiration of the law will not confer any tax benefits under the present provisions of the law.

      On January 12, 2005, a bill was submitted to the Israeli parliament providing for certain changes to the applicable law regarding approved enterprise programs. Among others, the bill proposes certain changes to both the criteria and procedure for obtaining approved enterprise status for an investment program, and changes to the grants and tax benefits afforded in certain circumstances to approved enterprises under such law. The proposed amendment is expected to apply to new investment programs following the enactment of the bill into law. In order to enact the bill as legislation, the bill must be approved by the Israeli parliament and published. Because we cannot predict whether, and to what extent, the bill will eventually be enacted into law, we and our shareholders face uncertainties as to the potential consequences of the bill.

      If we are required to pay a significant amount of additional taxes, our business, financial condition and results of operation could be materially adversely affected.

We may be required to pay stamp duty on agreements executed by us on or after June 1, 2003 and, if so, this would increase the taxes payable by us.

      The Israeli Stamp Duty on Documents Law, 1961, or the "Stamp Duty Law", provides that most documents signed by Israeli companies are subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. De facto, it has been common practice in Israel not to pay such stamp duty unless a document is filed with a governmental authority or with the courts. As a result of an amendment to the Stamp Duty Law that came into effect on June 1, 2003, the Israeli tax authorities have approached many companies in Israel, including us, and requested the disclosure of all agreements signed by such companies after June 1, 2003 with the aim of collecting stamp duty on such agreements. The legitimacy of the aforementioned amendment to the Stamp Duty Law and of said actions by the Israeli tax authorities are currently under review by the Israeli High Court of Justice. Based on advice from our Israeli counsel, we believe that we may only be required to pay stamp duty on documents signed on or after August 2004. However, we cannot assure you that the tax authorities or the courts will accept such view. Although at this stage it is not yet possible to evaluate the effect, if any, on us of the amendment to the Stamp Duty Law, it could materially adversely affect our results of operations.

      In January 2005, an order was signed in accordance with which the requirement to pay stamp duty is cancelled with effect from January 1, 2008. Furthermore, pursuant to such order, as of January 1, 2005, stamp duty is no longer chargeable on, among others, loan agreements.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

      Most able-bodied male adult citizens and permanent residents of Israel, including many of our employees, are obligated to perform annual military reserve duty, which could accumulate annually from several days to up to two months in special cases and circumstances. The length of this reserve duty depends, among other factors, on an individual's age and position in the military. Additionally, these residents may be called to active duty at any time under emergency circumstances. Reserve duty may be increased as a result of an increased level of violence with the Palestinians or military conflict in the region. Our operations could be disrupted by the absence for a significant period of time of one or more of our executive officers or key employees due to military service. Any disruption in our operations due to loss of any of our key employees or a substantial number of our employees would harm our business.

Provisions of Israeli law could delay, prevent or make difficult a change of control and therefore depress the price of our shares.

      Israel's Companies Law generally requires that a merger be approved by the board of directors and a majority of the shares voting on the proposed merger. Unless a court rules otherwise, any merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party) vote against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations. Finally, a merger may not be completed unless at least 70 days have passed since the filing of a merger proposal with the Israeli Registrar of Companies by each merging company.

      Also, in some circumstances an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% or 45% shareholder of the company (unless there is already a 25% or a majority shareholder of the company, respectively). If, as a result of an acquisition, the acquirer would hold more than 90% of a company's shares, the acquisition must be made by means of a tender offer for all of the shares. If more than 95% of the outstanding shares are tendered in a tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. The restrictions described above could prevent or make more difficult an acquisition of us, which could depress our share price.

Our non-competition agreements with employees may not be enforceable. If certain of our employees leave us and joins a competitor, our competitor could benefit from the expertise our former employees gained while working for us.

      Our non-competition agreements with employees in Israel prohibit these employees, under some circumstances, from directly competing with us or working for our competitors after termination of their employment with us. However, we may not be able to enforce these agreements especially with respect to non-senior management employees. Israeli courts have required employers seeking to enforce non-compete undertakings against former employees to demonstrate that the former employee breached an obligation to the employer and thereby caused harm to one of a limited number of legitimate interests of the employer recognized by the courts, such as the confidentiality of certain commercial information or a company's intellectual property or trade secrets. If we are unable to enforce any of these agreements, our competitors may employ our former employees and benefit from the expertise our former employees gained while working for us. We do not have non-competition agreements with many of our employees outside of Israel.

It may be difficult to enforce a U.S. judgment against us and our officers and directors, to assert U.S. securities laws claims in Israel and to serve process on substantially all of our officers and directors.

      We are incorporated in Israel. All of our executive officers and most of our directors are not residents of the United States, and a substantial portion of our assets and the assets of these persons is located outside the United States. Therefore, it may be difficult to enforce a U.S. judgment based upon the civil liability provisions of the U.S. federal securities laws in an Israeli court or to effect service of process upon us and our officers and directors. Additionally, it may be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel. For more information, see the discussion under the section entitled "Enforceability of Civil Liabilities."

Risks Relating to the Market for Our Ordinary Shares

We may be classified as a passive foreign investment company and, as a result, our U.S. shareholders may suffer adverse tax consequences.

      Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or "PFIC", for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our U.S. shareholders, including having gains realized on the sale of our shares be treated as ordinary income, as opposed to capital gain, and having potentially punitive interest charges apply to such sale proceeds. A decline in the value of our ordinary shares may result in our becoming a PFIC. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

      We believe that we were not a PFIC in 2004. However, we cannot assure you that the U.S. Internal Revenue Service will not challenge the methodology we used in determining that we were not a PFIC in 2004. We currently expect that we will not be a PFIC in 2005. However, PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation's assets and the amount and type of its gross income. Therefore, we cannot assure you that we will not become a PFIC for fiscal year 2005 or in any future year.

Volatility of the market price of our ordinary shares could adversely affect us and our shareholders.

      The market price for our shares has been and is likely to continue to be highly volatile. From the beginning of 2002 through the end of 2004, the reported high and low sales prices of our shares ranged from a low of $1.25 per share to a high of $9.00 per share. The market price of our shares could be subject to wide fluctuations in response to numerous factors, including the following:

      o actual or anticipated variations in our quarterly operating results and those of our publicly held competitors;

      o shortfalls in our operating results from levels forecast by securities analysts;

      o announcements by us or our competitors of technological innovations or new and enhanced products;

      o     announcements by us or our competitors of significant acquisitions;

      o other announcements concerning us, our major shareholders or our competitors;

      o     changes in pricing policies by us or our competitors;

      o     changes in the market valuations of our competitors;

      o     market conditions or trends in our industry;

      o political, economic and other developments in the State of Israel and world-wide;

      o entry into strategic partnerships or joint ventures by us or our competitors;

      o     additions or departures of key personnel; and

      o the general state of the securities market (particularly the technology sector).

      In addition, the stock market in general, and the market for Israeli and technology companies in particular, have been highly volatile. Many of these factors are beyond our control and may materially adversely affect the market price of our ordinary shares, regardless of our performance. Shareholders may not be able to resell their shares following periods of volatility because of the market's adverse reaction to such volatility and we may not be able to raise capital through an offering of securities.

                           FORWARD-LOOKING STATEMENTS

      This prospectus contains or incorporates historical information and forward-looking statements within the meaning of the federal securities laws. Statements looking forward in time are included in this prospectus pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause our actual results in future periods to be materially different from any future performance suggested herein, including all of the risks and uncertainties discussed under "Risk Factors" and elsewhere in this prospectus, as well as in any prospectus supplement and in the documents we have incorporated by reference. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements and you should therefore not rely on these forward-looking statements, which are applicable only as of the date hereof.

      We urge you to consider that statements that use the terms "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate," "project" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Our actual results may differ materially from the results discussed in forward-looking statements. Factors that could cause our actual results to differ materially include, but are not limited to, those discussed above under "Risk Factors", elsewhere in this prospectus, in any prospectus supplement and in the documents we have incorporated by reference, and the following factors:

      o the overall economic conditions affecting the telecommunications business sector;

      o     our ability to execute our strategy successfully;

      o market acceptance of our products and technology and continuing product demand;

      o     projected capital expenditures and liquidity;

      o     risks in product and technology development;

      o     the impact of competitive products and pricing;

      o     risks relating to the reorganization and integration of operations;

      o     the costs and exposure involved in litigation proceedings; and

      o     the impact of our accounting policies.

      Except as required by applicable law, including the U.S. securities laws, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise and we disclaim any obligation to publicly revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based.

                         CAPITALIZATION AND INDEBTEDNESS

      The table below sets forth the capitalization of our company as of December 31, 2004.

                                                               December 31, 2004
                                                               -----------------
                                                                    Actual
                                                               -----------------
                                                               $ (in thousands)

            SHORT-TERM INDEBTEDNESS
            Short-term loans and current maturities of
            long-term debts                                           30,000
                                                                     -------
            LONG-TERM INDEBTEDNESS
            Bank loans                                                  -
                                                                     -------

            TOTAL INDEBTEDNESS                                       30,000
                                                                     -------

            SHAREHOLDERS' EQUITY
            Ordinary shares NIS 0.12 par value per share,
              Authorized 200,000,000 shares; Issued and
              outstanding
              109,391,828 shares as at December 31, 2004              6,198

            Capital surplus                                         642,222

            Accumulated other comprehensive loss                    (12,637)

            Accumulated deficit                                     (84,015)
                                                                    -------

            TOTAL SHAREHOLDERS' EQUITY                              551,768
                                                                    -------

                    REASONS FOR THE OFFER AND USE OF PROCEEDS

      Unless otherwise specified in a prospectus supplement accompanying this prospectus, we will add the net proceeds from the sale of the ordinary shares to which this prospectus and the prospectus supplement relate to our general funds, which we will use, directly or indirectly, for working capital to support the growth of our business, including for product research and development, expansion of our marketing and sales activities. We may also use a portion of the net proceeds to finance potential acquisitions and the additional growth of complementary businesses products or technologies. As of the date of this prospectus we have no current commitments or agreements regarding any such acquisitions.

                    OFFER STATISTICS, EXPECTED TIMETABLE AND
                              PLAN OF DISTRIBUTION

      We may sell the shares offered through this prospectus in and outside the United States (i) to or through underwriters or dealers, (ii) directly to purchasers, including our affiliates, (iii) through agents, or (iv) through a combination of any these methods. The shares may be distributed at a fixed price or prices, which may be changed, market prices prevailing at the time of sale, prices related to the prevailing market prices, or negotiated prices. The prospectus supplement will include the following information:

      -  the terms of the offering;

      -  the names of any underwriters or agents;

      -  the name or names of any managing underwriter or underwriters;

      -  the purchase price of the shares;

      -  the net proceeds from the sale of the shares;

      -  any delayed delivery arrangements;

      - any underwriting discounts, commissions and other items constituting underwriters' compensation;

      -  any initial public offering price;

      -  any discounts or concessions allowed or reallowed or paid to dealers;
         and

      -  any commissions paid to agents.

Sale Through Underwriters or Dealers

      If underwriters are used in the sale, the underwriters will acquire the shares for their own account, including through underwriting, purchase, share lending or repurchase agreements with us. The underwriters may resell the shares from time to time in one or more transactions, including negotiated transactions. Underwriters may sell the shares in order to facilitate transactions in any of our other securities, including other public or private transactions and short sales. Underwriters may offer shares to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless otherwise indicated in the prospectus supplement, the obligations of the underwriters to purchase the shares will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered shares if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

      If dealers are used in the sale of shares offered through this prospectus, we will sell the shares to them as principals. They may then resell those shares to the public at varying prices determined by the dealers at the time of resale. The prospectus supplement will include the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

      We may sell the shares offered through this prospectus directly. In this case, no underwriters or agents would be involved. Such shares may also be sold through agents designated from time to time. The prospectus supplement will name any agent involved in the offer or sale of the offered shares and will describe any commissions payable to the agent. Unless otherwise indicated in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

      We may sell the shares directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those shares. The terms of any such sales will be described in the prospectus supplement.

Delayed Delivery Contracts

      If the prospectus supplement indicates, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase shares at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The applicable prospectus supplement will describe the commission payable for solicitation of those contracts.

Stabilization and Other Transactions

      Any underwriter may also engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions.

      Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriter repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

Derivative Transactions and Hedging

      We and the underwriters may engage in derivative transactions involving the shares. These derivatives may consist of short sale transactions and other hedging activities. The underwriters may acquire a long or short position in the shares, hold or resell shares acquired and purchase options or futures on the shares and other derivative instruments with returns linked to or related to changes in the price of the shares. In order to facilitate these derivative transactions, we may enter into share lending or repurchase agreements with the underwriters. The underwriters may effect the derivative transactions through sales of the shares to the public, including short sales, or by lending the shares in order to facilitate short sale transactions by others. The underwriters may also use the shares purchased or borrowed from us or others (or, in the case of derivatives, shares received from us in settlement of those derivatives) to directly or indirectly settle sales of the shares or close out any related open borrowings of the shares.

General Information

      Agents, underwriters, and dealers may be entitled, under agreements entered into with us, to indemnification by ECI against certain liabilities, including liabilities under the Securities Act. Our agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us, in the ordinary course of business.

                               VALIDITY OF SHARES

      The validity of the shares offered hereby will be passed upon for us by Goldfarb, Levy, Eran & Co., our Israeli counsel.

                                     EXPERTS

The consolidated financial statements of the Company as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, which appear in the report on Form 6-K of the Company, furnished to the Securities and Exchange Commission on December 15, 2004, and amended on January 12, 2005, have been incorporated by reference herein and in the registration statement, in reliance upon the report of Somekh Chaikin, independent registered public accounting firm and a member of KPMG International, and upon the authority of said firm as experts in accounting and auditing. Somekh Chaikin's audit report, which is dated March 23, 2004, except as to Note 22A(2), which is as of December 15, 2004, is based on their audits and the report of other auditors. Somekh Chaikin's audit report includes an explanatory paragraph that states that as discussed in Note 1A(8), the Company restated its consolidated financial statements for the year ended December 31, 2002.

The report dated March 23, 2004, relating to the consolidated financial statements of Veraz Networks, Inc. as of and for the year ended December 31, 2003, which appears in the report on Form 6-K of the Company, a copy of which was furnished to the Securities and Exchange Commission on December 15, 2004, and amended on January 12, 2005, has been incorporated by reference herein and in the registration statement, in reliance upon the report of PricewaterhouseCoopers, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

                       ENFORCEABILITY OF CIVIL LIABILITIES

      Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, a substantial number of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because our principal assets and a substantial number of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

      We have been informed by our legal counsel in Israel, Goldfarb, Levy, Eran & Co., that there is doubt concerning the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a United States final executory judgment in a civil matter, including a monetary or compensatory judgment in a non-civil matter, obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel. The rules of private international law currently prevailing in Israel do not prohibit the enforcement of a judgment by Israeli courts provided that:

      o     the judgment is enforceable in the state in which it was given;

      o adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

      o the judgment and the enforcement of the judgment are not contrary to the law, public policy, security or sovereignty of the State of Israel;

      o the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

      o an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

      We have irrevocably appointed ECI Telecom Inc. as our agent to receive service of process in any action against us in any competent court of the United States arising out of this offering or any purchase or sale of shares in connection with this offering.

      If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at an annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

                       WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form F-3 under the Securities Act of 1933, as amended, or the Securities Act, with respect to the shares offered by this prospectus. However, as is permitted by the rules and regulations of the SEC, this prospectus, which is part of our registration statement on Form F-3, omits certain non-material information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us, and the shares offered by this prospectus, please refer to the registration statement.

      We are subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports, including annual reports on Form 20-F. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders.

      The registration statement on Form F-3 of which this prospectus forms a part, including the exhibits and schedules thereto, and reports and other information filed by us with the SEC may be inspected without charge and copied at prescribed rates at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC (http://www.sec.gov). You can find additional information about us at our website, www.ecitele.com. The information contained on, or linked from, our website is not a part of this prospectus.

      As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. In addition, our officers, directors and principal shareholders are exempt from the "short-swing profits" reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to "incorporate by reference" the information we file with or submit to it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with or submitted to the SEC will update and supersede this information. We incorporate by reference into this prospectus the documents listed below:

      (a) Our annual report on Form 20-F for the fiscal year ended December 31, 2003, filed with the SEC on July 8, 2004 (SEC File No. 0-12672);

      (b) Our report on Form 6-K for the month of November 2004, filed with the SEC on November 18, 2004 (SEC File No. 0-12672);

      (c) Our report on Form 6-K for the month of December 2004, filed with the SEC on December 9, 2004 (SEC File No. 0-12672);

      (d) Our report on Form 6-K for the month of December 2004, filed with the SEC on December 15, 2004 and amended on January 12, 2005 (SEC File No. 0-12672), which report incorporates, among other items, our audited consolidated financial statements as of December 31, 2003, which were revised to give effect to the reclassification of ECtel Ltd. as discontinued operations and furnished to the Securities and Exchange Commission in the said report for incorporation by reference into, and in accordance with the requirements of, this registration statement on Form F-3;

      (e) Our report on Form 6-K for the month of January 2005, filed with the SEC on January 19, 2005 (SEC File No. 0-12672); and

      (f) The description of our ordinary shares contained in our registration statement on Form 8-A (SEC File No. 0-12672), filed with the SEC on November 19, 1993, and any amendment or report filed for the purpose of updating such description.

      In addition, all annual reports on Form 20-F, and all of our filings on Form 8-K filed by us pursuant to the Exchange Act, subsequent to the date of this registration statement and prior to the termination of the offering, and any reports on Form 6-K submitted by us to the SEC subsequent to the date of this registration statement, or portions thereof, that we specifically identify in such forms as being incorporated by reference into the registration statement of which this prospectus forms a part, shall be considered to be incorporated into this prospectus by reference and shall be considered a part of this prospectus from the date of filing or submission of such documents.

      As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document.

      We will deliver to each person (including any beneficial owner) to whom this prospectus has been delivered a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with this prospectus. We will provide this information upon written or oral request, and at no cost to the requester. Requests should be directed to:

      ECI Telecom Ltd.
      30 Hasivim Street
      Petah Tikva 49133, Israel
      Tel.:  (+972) 3-826-6884
      Fax:   (+972) 3-926-6070
      Attn.: Martin Ossad, Adv.
             General Counsel

                                ECI TELECOM LTD.

                                   30,000,000
                                 Ordinary Shares

                                   PROSPECTUS

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.  Indemnification Of Directors And Officers

      Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his or her duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care, provided that the articles of association of the company allow it to do so. Our articles of association allow us to exempt our office holders to the fullest extent permitted by law.

      The Companies Law also provides that a company may, if its articles of association so provide (as is also the case in respect of our articles) and subject as set out in the law, indemnify an office holder with respect to an act performed in his or her capacity of an office holder against:

      o a financial liability imposed on him or her in favor of another person by any court judgment, including a compromise judgment or an arbitration award approved by a court; and

      o reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him or her by a court, in proceedings we institute against such office holder or instituted on the company's behalf or by another person, a criminal charge from which such office holder was acquitted, or a criminal charge in which he or she was convicted for a criminal offense that does not require proof of criminal intent.

      Pursuant to the provisions of the Companies Law, our articles of association also include provisions authorizing us to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is limited to types of events which our board of directors deems to be anticipated at the time of the undertaking and limited to an amount determined by our board of directors to be reasonable under the circumstances. Under the Companies Law, indemnification of office holders must be approved by the company's audit committee and board of directors and, if the beneficiary is a director, by the company's shareholders. Our audit committee, board of directors and shareholders have resolved to grant undertakings to indemnify our office holders as aforesaid, by providing them with Letters of Indemnification in substantially the form approved by them, as most recently amended in 2002. The aforesaid undertakings are currently limited to an indemnity of $40 million per office holder but not more than $225 million in the aggregate for all persons to be indemnified. Pursuant to the provisions of the Companies Law, our articles of association also authorize us to retroactively indemnify an office holder.

Limitations on Insurance, Exculpation and Indemnification

      The Companies Law provides that a company may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

      o a breach by the office holder of his or her duty of loyalty, unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

      o a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly;

      o any act or omission done with the intent to derive an illegal personal benefit; or

      o     any fine levied against the office holder.

Item 9.  Exhibits

Exhibit No.   Exhibit
-----------   -------

2.1 Asset Purchase Agreement dated February 13, 2003, among Alvarion Ltd., InnoWave ECI Wireless Systems Ltd. and the Registrant. (Previously filed as Exhibit 4.(a)7 to the Registrant's annual report on Form 20-F, filed with the Securities and Exchange Commission on June 30, 2003, and incorporated herein by reference.)

4.1 Subscription Agreement dated as of December 6, 2001 by and among the Registrant and Isal Amlat Investments (1993) Ltd., Dovrat and Co. Ltd., D Partners (Israel) Limited Partnership, D Partners
              (BVI) L.P., Ofer (Ships Holding) Ltd., Udi Angel, Doron Ofer and Eyal Ofer (the "Purchasers under the Subscription Agreement") and G.L.E. Trust Services Ltd. (Previously filed as Exhibit 4.(a)2 to the Registrant's annual report on Form 20-F, filed with the Securities and Exchange Commission on July 1, 2002, and incorporated herein by reference.)

4.2 Registration Rights Agreement dated as of February 11, 2002 by and among the Registrant and the Purchasers under the Subscription Agreement. (Previously filed as Exhibit 4.(a)3 to the Registrant's annual report on Form 20-F, filed with the Securities and Exchange Commission on July 1, 2002, and incorporated herein by reference.)

5.1* Opinion of Goldfarb, Levy, Eran & Co. regarding legality of the shares being registered

23.1 Consent of Somekh Chaikin, a member of KPMG International (Filed herewith.)

23.2          Consent of PricewaterhouseCoopers (Filed herewith.)

23.3*         Consent of Goldfarb, Levy, Eran & Co.

24.1* Power of Attorney of all directors other than Craig Ehrlich and Avraham Fischer

24.2 Power of Attorney of Craig Ehrlich and Avraham Fischer (Filed herewith.)

*  Previously filed.

Item 10.  Undertakings

      (a)   The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to
            Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            (4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)
                  (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

            (5) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h)
                  under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to the directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrants has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Petah Tikva, in the State of Israel, on March 24, 2005.

                                    ECI TELECOM LTD.


                                    By: /s/ Doron Inbar
                                       -----------------------------------
                                       Doron Inbar
                                       President and Chief Executive Officer


      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

    Signature                         Title                         Date
    ---------                         -----                         ----

                                President and Chief Executive     March 24, 2005
            *                   Officer (Principal Executive
------------------------------  Officer)
Doron Inbar

                                Executive Vice President and      March 24, 2005
            *                   Chief Financial Officer
------------------------------  (Principal Financial and
Giora Bitan                     Accounting Officer)

            *                   Director and Chairman of the      March 24, 2005
------------------------------  Board of Directors
Shlomo Dovrat

            *                   Director                          March 24, 2005
------------------------------
Jonathan B. Kolber

            *                   Director                          March 24, 2005
------------------------------
Danny Biran

            *                   Director                          March 24, 2005
------------------------------
Yocheved Dvir

/s/ Craig Ehrlich               Director                          March 24, 2005
------------------------------
Craig Ehrlich

/s/ Avraham Fischer             Director                          March 24, 2005
------------------------------
Avraham Fischer

            *                   Director                          March 24, 2005
------------------------------
Colin R. Green

            *                   Director                          March 24, 2005
------------------------------
Avner Naveh

            *                   Director                          March 24, 2005
------------------------------
Casimir Skrzypczak

            *                   Director                          March 24, 2005
------------------------------
Gerd Tenzer


Authorized Representative in the United States

ECI TELECOM INC.


By:         *                   Vice President and Director       March 24, 2005
   ---------------------------
     Paul Ellett


     *By: /s/ Doran Inbar
         ---------------------
         Attorney-in-Fact